SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                 RAZORFISH, INC.
                            (Name of Subject Company)

                                SBI HOLDINGS INC.
                                 SBI AND COMPANY
                               SBI PURCHASE CORP.
                            (Name of Filing Persons)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                       755236 20 5 - Class A Common Stock
                           None - Class B Common Stock
                      (CUSIP Number of Class of Securities)

                                  L. TIM PIERCE
                             Chief Financial Officer
                                 SBI and Company
                       2825 E. Cottonwood Pkwy., Suite 480
                           Salt Lake City, Utah 84121
                            Telephone: (801) 733-3200

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        Transaction Valuation*                     Amount of Filing Fee**
        ---------------------                      --------------------

             $9,464,235                                  $1,893

--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase at a price of $1.70 per share of 4,834,974 outstanding shares of Class A Common Stock of Razorfish, Inc. (the "Company"), 50 shares of Class B Common Stock of the Company, and 732,173 shares of Class A Common Stock underlying outstanding options and warrants of the Company without regard to the exercise price of such options and warrants.

** The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously paid: $1,893          Filing party: SBI Holdings Inc.
                                                            SBI and Company, and
                                                            SBI Purchase Corp.

      Form or registration No.: Schedule TO-T    Date filed: December 6, 2002
                                Schedule TO-T/A              December 20, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X| third-party tender offer subject to Rule 14d-1.

      |_| issuer tender offer subject to Rule 13e-4.

      |_| going-private transaction subject to Rule 13e-3.

      |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Schedule TO/A amends and supplements the Schedule TO filed with the Securities and Exchange Commission on December 6, 2002 (as previously amended on December 20, 2002 and January 7, 2003, the "Schedule TO"), relating to the offer by SBI Purchase Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of SBI and Company, a Utah corporation ("Parent"), to purchase all the issued and outstanding shares of Class A Common Stock, par value $0.01 per share and Class B Common Stock, par value $0.01 per share (the "Shares"), of Razorfish, Inc., a Delaware corporation ("Razorfish"), at a purchase price of $1.70 per share, in cash (the "Offer"). The terms and conditions of the offer are described in the Offer to Purchase previously filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal and the instructions thereto, a copy of which was previously filed as Exhibit
(a)(1)(B) to the Schedule TO.

Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Offer to Purchase.

On January 14, 2003, the Acquisition Agreement was amended (a) to reflect the prior agreement of the parties that the Minimum Condition be determined with respect to issued and outstanding Razorfish Shares, (b) to make a conforming change to provide that the number of directors Parent is entitled to appoint on completion of the Offer is based on the number of Razorfish Shares so acquired compared to the outstanding number of Razorfish Shares and (c) to clarify that the Merger may be approved by written consent of the holders of a majority of the Razorfish Shares in lieu of the Razorfish Stockholders Meeting. Accordingly, the Offer to Purchase is hereby amended as follows:

      The first sentence of the seventh paragraph under the caption The Acquisition Agreement and Other Agreements--Acquisition Agreement (on page 25) is amended and restated in its entirety to read as follows:

            The Acquisition Agreement provides that effective upon the purchase of and payment by us for shares tendered into this Offer representing a majority of the outstanding stock, we will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's board of directors that is equal to the percentage of the issued and outstanding common stock of the Company we own.

ITEM 12.  EXHIBITS.

      Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit.

      (d)(5) Second Amendment to Acquisition Agreement, dated as of January 14, 2003, by and among SBI and Company, SBI Purchase Corp. and Razorfish, Inc.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule TO/A is true, complete, and correct.

                                         SBI HOLDINGS INC.


January 15, 2003                         By:  /s/ L. Tim Pierce
                                              ----------------------------------
                                              Name: L. Tim Pierce
                                              Title: Chief Financial Officer


                                         SBI AND COMPANY


January 15, 2003                         By:  /s/ L. Tim Pierce
                                              ----------------------------------
                                              Name: L. Tim Pierce
                                              Title: Chief Financial Officer


                                         SBI PURCHASE CORP.


January 15, 2003                         By:  /s/ L. Tim Pierce
                                              ----------------------------------
                                              Name: L. Tim Pierce
                                              Title: Chief Financial Officer